QuickLinks -- Click here to rapidly navigate through this document

Filed by Central Pacific Financial Corp.
Pursuant to Rule 425 of the Securities Act
of 1933, as amended, and deemed filed
pursuant to Rule 14a-12
under the Securities Exchange Act of
1934, as amended
Subject Company: CB Bancshares, Inc.
Commission File No. 333-104783

        The following is a Q&A for employees and managers of Central Pacific Financial Corp. distributed on May 20, 2004.

MERGER UPDATE: May 20, 2004

TO ALL EMPLOYEES,

        We have been receiving inquiries from our employees regarding the following issues. While some responses may not be complete, we wanted to provide an update, as best as possible, with information available at this time.

1.
With the "No Involuntary Lay-off" commitment, will an employee retain the same job and responsibilities he or she has now?

    While we all recognize that there may be overlaps in certain areas, it is too early to say which employee will retain his or her same job and whether one's job location will change. Our executive and divisional manager, together with our Integration Team and Human Resources Department, will identify the roles and responsibilities required in the combined organization.

2.
Since employees of both companies are shareholders via their respective ESOPs, why do City Bank employees receive the benefit of the merger consideration? (Cash or CPF common stock with a value of $20 cash + 2.6752 shares of CPF stock, based on the average closing price of CPF common stock over a certain 10 trading day period for each CBBI share)

    City Bank employees, who own CBBI shares, whether through ESOP participation or individually, will benefit from the premium offered for their shares in the merger. However, receiving the merger consideration is not an employee benefit, and City Bank employees who are CBBI shareholders are not entitled to the merger consideration because they are employees, but rather because they are shareholders. All CBBI shareholders are entitled to the merger consideration. Our job moving forward, as employee-owners of the combined Central Pacific Financial Corp., will be to successfully integrate the banks and realize the potential of our combined forces to improve our CPF stock value.

3.
What is the timetable on the integration and final completion of the merger?

    There are two legal entities that must be merged:

  a)
  Holding companies—CB Bancshares Inc. will be merged into Central Pacific Financial Corp. and the tentative target date for closing this transaction is by the end of August 2004. When completed, there will be one holding company, Central Pacific Financial Corp., operating 2 bank subsidiaries.

  b)
  Banks—City Bank will be merged into Central Pacific Bank to operate as one bank, with Central Pacific as the surviving bank, and the tentative target date for closing that merger is in the first quarter of 2005. All City Bank accounts, collateral material, signs, and other brand items will be converted to the Central Pacific Bank name and brand. Customers will be able to use any branch for their transactions.

    These events, and the timing of these events, are subject to receipt of approvals from the FDIC and the State of Hawaii Commissioner of Financial Institutions, as well as the approval of the shareholders of both companies. The amended registration statement filed on Form S-4 must also be declared effective by the Securities and Exchange Commission (SEC) and remain effective for the holding company merger to be consummated.

4.
When do the shareholders vote on the merger?

    It will depend on certain factors. We would like to hold a special shareholder meeting at which approval of the merger will be considered at the end of August and anticipate that CB Bancshares would hold their shareholder meeting around the same time. However, the timing of the meetings depends on several factors outside of our control, including the SEC's review of our registration statement. We will keep you updated as to the anticipated timing of the shareholder meetings.

5.
Which branches and which products will be consolidated?

    Branch and product rationalization is a key driver to the currently ongoing integration process. We plan to maintain our focus on what's best for our customers and select the best products and branches to meet their needs by eliminating redundancy and reallocating resources for expansion opportunities. The end result will be a stronger and more versatile bank for our customers.

6.
Why did we agree to golden parachute payments for City Bank executives?

    The change-in-control agreements with senior executives of CBBI/City Bank were pre-existing contractual and legal commitments that needed to be honored. We factored the impact of these agreements into our overall analysis of combining the two companies. We concluded that the significant financial benefits of the merger far outweighed the anticipated costs involved in combining the two companies, and, therefore, that the merger is in the best interests of our shareholders.

7.
Why were bonuses paid to our executives?

    Bonuses for our executives are designed to retain and incentivize the key managers we need to execute the integration and achieve the synergies we projected for the combined company. Building and retaining the best possible management team for the combined company is in the best long-term interest of our shareholders and our organization as a whole.

8.
Why did we provide key positions to the various City Bank executives?

    We created a management team that we believe to be the best possible team to successfully manage the combined bank. Putting aside past differences and the "us/them" mentality will be vital in building an awesome team to take our new bank forward, reaching new heights and in delivering our commitment to be the best bank for Hawaii.

**********

        This document contains forward-looking statements. Such statements include, but are not limited to, (i) statements about the benefits of a merger between Central Pacific Financial Corp. ("CPF") and CB Bancshares, Inc. ("CBBI"), including future financial and operating results, costs savings and accretion to reported and cash earnings that may be realized from such merger; (ii) statements with respect to CPF's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and other similar expressions. These statements are based upon the current beliefs and expectations of management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

        The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the business of CPF and CBBI may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; (5) any necessary approvals for the merger may not be obtained on the proposed terms; (6) the failure of CPF's and CBBI's shareholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the Hawaii economy may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's activities.

        Additional factors that could cause actual results to differ materially from those described in the forward-looking statements can be found in CPF's and CBBI's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission ("SEC") and available at the SEC's Internet web site (www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to CPF or CBBI or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. CPF and CBBI do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

        CPF has filed an amended registration statement on Form S-4 containing a joint proxy statement-prospectus to register shares of CPF common stock to be issued in this transaction and to be used in connection with meetings of CPF and CBBI shareholders at a date or dates subsequent hereto. The registration statement, including the joint proxy statement-prospectus, is not final and will be further amended. Investors and security holders are urged to read the joint proxy statement-prospectus to be sent to them and any other relevant documents (when available) filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. Investors and security holders may obtain a free copy of documents filed with the SEC at the SEC's Internet web site at (www.sec.gov). Such documents may also be obtained free of charge from CPF by directing such request to: Central Pacific Financial Corp., 220 South King Street, Honolulu, Hawaii 96813, Attention: David Morimoto, (808) 544-0627; or from CBBI by directing such request to: CB Bancshares, Inc., 201 Merchant Street, Honolulu, Hawaii 96813, Attention: Investor Relations, (808) 535-2518.

        CPF and CBBI, and their respective directors and executive officers and certain other persons may be deemed to be participants in the solicitation of proxies from the shareholders of CBBI and CPF in connection with the merger. Information about the directors and executive officers of CPF and their ownership of and interests in CPF stock is set forth in the proxy statement for CPF's 2004 Annual Meeting of Shareholders. Information about the directors and executive officers of CBBI and their ownership of and interests in CBBI stock is set forth in the proxy statement for CBBI's 2004 Annual Meeting of Shareholders. Additional information regarding the interests of those participants may be obtained by reading the joint proxy statement-prospectus regarding the proposed transaction when it becomes available.

QuickLinks

MERGER UPDATE: May 20, 2004